Exhibit 3.7
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
ENSOURCE RESERVES MANAGEMENT LLC
     This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of Ensource Reserves Management LLC, a Delaware limited liability company (the “Company”), dated as of May___, 2006, is adopted, executed and agreed to, for good and valuable consideration, by the Member. This Agreement amends and restates, in its entirety, that certain Limited Liability Company Agreement of the Company, dated as of ___, 2005, for the purpose of changing the Company from a manager-managed entity to a member-managed entity.
     WHEREAS, the Board of Managers of the Company, at a meeting held on May ___, 2006, resolved that the board of governance of the Company be amended so that the Company will be managed by its Member;
     NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Member hereby agree as follows:
     1. Defined Terms. Unless the context requires otherwise, the defined terms used in this Agreement shall have the following meanings:
     “LLCL” shall mean the Delaware Limited Liability Company Act, as the same may be amended from time to time.
     “Membership Interest” shall mean the Member’s aggregate rights in the Company including, without limitation, the Member’s share of the profits and losses of the Company, the right to receive distributions from the Company and the right to vote or participate in management of the Company.
     2. Character of Business. The Company was formed for the purpose of engaging in any lawful business, except any business in Delaware for which a statute other than the LLCL specifically requires some other business entity or natural person to be formed or used for such business.
     3. Principal Place of Business. The principal place of business of the Company shall be at 7500 San Felipe, Suite 440, Houston, Texas 77063.
     4. Fiscal Year. The Company’s fiscal year shall be the calendar year.

     5. Management of the Company. The business and affairs of the Company shall be managed by the Member.
     6. Capital Contributions. Upon execution of this Agreement, the Member shall contribute cash or property to the Company in the amount set forth as the initial Capital Contribution on Exhibit A.
     7. Limited Liability of the Member. The liability of the Member shall be limited to its capital contributions and the Member shall not be liable for any debt, obligation or liability of the Company.
     8. Cash Distributions. The Company may distribute, at such times as determined by the Member, such cash funds as are not necessary for the conduct of the Company’s business.
     9. Binding Effect. This Agreement shall be binding upon the Member’s heirs, personal representatives, successors and assigns.
     10. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to its conflict of laws or choice of law provisions.
     11. Nature of Interest of Member. The interest of the Member in the Company is personal property. The Member has no interest in specific property of the Company.
     12. Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.
     13. Effective Date. This Agreement shall be effective upon the formation of the Company which shall be the date the certificate of formation is filed with the Secretary of State of the State of Delaware.
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     IN WITNESS WHEREOF, the Member has executed this Agreement effective as of the date first above written.

SOLE MEMBER:

ENSOURCE ENERGY LLC

By:

Scott W. Smith, President

EXHIBIT A
Original Capital Contributions; Membership Interests

	Capital	Membership	Number
Member	Contribution	Interest	of Units
Ensource Energy LLC	$1,000	100%	1,000